Exhibit 99.2

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED  BALANCE SHEETS

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	1,145,829	6,309,371	4,945,423
Accounts receivable, net	514,176	1,010,098	791,737
Prepayments	264,638	218,272	171,086
Other current assets, net	28,465	73,904	57,927
Total current assets	1,953,108	7,611,645	5,966,173

Non-current assets
Deposits	114,680	142,006	111,307
Property and equipment, net	63,703	113,672	89,099
Operating lease right-of-use assets	107,836	-	-
Other Receivables	3,920,925	28,198	22,103
Intangible asset	2,421,510	2,186,345	1,713,705
Goodwill	2,213,460	2,213,460	1,734,958
Total non-current assets	8,842,114	4,683,681	3,671,172

Total assets	10,795,222	12,295,326	9,637,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	343,597	708,473	555,317
Accrued liabilities and other payables	1,290,742	2,192,776	1,718,745
Bank loans, current portion	238,521	73,242	57,409
Operating lease obligation	121,407	-	-
Taxes payable	111,105	192,565	150,937
Total current liabilities	2,105,372	3,167,056	2,482,408

Non-current liabilities:
Bank loans, non-current portion	414,918	410,308	321,608
Consideration payables	1,975,593	684,800	536,761
Total non-current liabilities	2,390,511	1,095,108	858,369

Total liabilities	4,495,883	4,262,164	3,340,777

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized.	32,229	342,051	268,107
Additional paid-in capital	29,044,790	32,894,827	25,783,686
Stock-based compensation reserve	537,756	537,756	421,505
Accumulated other comprehensive income	96,416	37,223	29,176
Accumulated deficit	(22,936,714)	(25,285,046)	(19,818,973)
Total OHMYHOME LIMITED shareholders’ equity	6,774,477	8,526,811	6,683,501

Non-controlling interests	(475,138)	(493,649)	(386,933)
Total shareholders’ equity	6,299,339	8,033,162	6,296,568
Total liabilities and shareholders’ equity	10,795,222	12,295,326	9,637,345

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS  OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Operating revenues
- Brokerage services
Independent Third Parties	1,531,193	1,593,231	1,248,810
Related Parties	2,100	-	-
	1,533,293	1,593,231	1,248,810
- Property Management
Independent Third Parties	1,983,553	2,695,025	2,112,420
Related Parties	-	-	-
	1,983,553	2,695,025	2,112,420
- Emerging and other services
Independent Third Parties	948,223	2,366,415	1,854,848
Related Parties	5,020	-	-
	953,243	2,366,415	1,854,848
	-
Total operating revenues	4,470,089	6,654,671	5,216,078

Cost of revenues
- Brokerage services	(785,983)	(816,843)	(640,260)
- Property management	(1,325,466)	(1,872,167)	(1,467,445)
- Emerging and other services	(688,491)	(1,874,591)	(1,469,345)
Total cost of revenues	(2,799,940)	(4,563,601)	(3,577,050)
	-
- Brokerage services	747,310	776,388	608,550
- Property management	658,087	822,858	644,975
- Emerging and other services	264,752	491,824	385,503
Gross profit	1,670,149	2,091,070	1,639,028

Operating expenses
Technology and development expenses	(788,962)	(449,840)	(350,689)
Selling and marketing expenses	(988,872)	(583,746)	(456,994)
General and administrative expenses	(1,724,834)	(1,851,601)	(1,355,293)
Professional Fees related to Listing and Acquisitions	(458,890)	(746,604)	(546,483)
Depreciation and Amortization	(437,287)	(398,275)	(291,520)
Total operating expenses	(4,398,845)	(4,030,066)	(3,000,979)

Loss from operations	(2,728,696)	(1,938,996)	(1,361,951)

Other income (expense):
Stock-based compensation	-	-	-
Interest income	136,679	2,218	1,739
Interest expense	(14,904)	(27,936)	(21,897)
Government grants	45,418	84,393	66,149
Foreign exchange, net	266,616	(493,125)	(388,840)
Other income, net	15,502	6,603	5,176
	-
Total other income, net	449,311	(427,847)	(337,673)

LOSS BEFORE INCOME TAXES	(2,279,385)	(2,366,843)	(1,699,624)
Income tax expense	-	-	-
	-
NET LOSS	(2,279,385)	(2,366,843)	(1,699,624)
	-
Less: Net loss attributable to non-controlling interest	(1,385)	(18,511)	(14,509)
Net loss attributable to OHMYHOMELTD	(2,278,000)	(2,348,332)	(1,685,115)

NET LOSS	(2,279,385)	(2,366,843)	(1,699,624)
OTHER COMPREHENSIVE LOSS	-
Foreign currency translation adjustment	(63,098)	(59,193)	(46,397)
TOTAL COMPREHENSIVE LOSS	(2,342,483)	(2,426,036)	(1,746,021)
Less: Comprehensive loss attributable to non-controlling interests	(1,385)	(18,511)	(14,509)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(2,341,098)	(2,407,525)	(1,731,512)
Weighted average number of ordinary shares:	-
Basic	21,864,942	25,660,978	25,660,978
Diluted	23,262,574	25,660,978	25,660,978
LOSS PER SHARE – BASIC AND DILUTED
Basic	(0.11)	(0.09)	(0.07)
Diluted	(0.10)	(0.09)	(0.07)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS  OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
	Ordinary Shares		Additional	Stock-based	other		Non-	Total
	No. of		paid-in	compensation	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	capital	reserve	income	deficit	Interest	Equity
		SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance, December 31, 2023	19,221,384	25,926	22,522,570	537,756	(34,099)	(18,601,243)	(448,335)	(3,464,819)

Issuance of new shares	4,368,924	6,303	6,522,220	-				6,528,523
Stock-based compensation	-	-	93,389	-	-	-	-	93,389
Net loss	-	-	-	-		(4,335,471)	(26,803)	(4,362,274)
Foreign currency translation adjustment	-	-	-	-	(130,515)			(130,515)

Balance, December 31, 2024	23,590,308	32,229	29,044,790	537,756	(96,416)	(22,936,714)	(475,138)	6,299,339

Issuance of new shares	2,070,670	309,822	3,850,037	-	-	-	-	4,159,859
Net loss	-	-	-	-	-	(2,348,332)	(18,511)	(2,366,843)
Foreign currency translation adjustment	-	-	-	-	(59,193)	-	-	(59,193)
Balance, June 30, 2025	25,660,978	342,051	32,894,827	537,756	37,223	(25,285,046)	(493,649)	8,033,162

Balance, June 30, 2025 (USD)	25,660,978	268,107	25,783,686	421,505	29,176	(19,818,973)	(386,933)	6,296,568

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,279,385)	(2,366,843)	(1,699,624)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	7,630	81,450	63,842
Amortization of operating lease right-of-use assets	164,057	323,507	253,572
Amortization of intangible assets	265,600	271,526	212,828
Interest Income	(90,023)	(2,218)	(1,739)
Provision for expected credit losses accounts	-	54,777	42,935
Changes in assets and liabilities:
Accounts receivable, net	20,653	(550,699)	(431,650)
Prepayments	(109,624)	46,366	36,343
Other current assets, net	187,270	254,074	199,149
Deposits	6,314	28,079	22,009
Accounts payable, net	(101,347)	364,876	285,998
Contract liabilities	(13,384)	-	-
Accrued liabilities and other payables	(1,819)	1,628,146	1,120,616
Other taxes payable	74,874	(644,650)	(505,291)
Operating lease obligation	(163,980)	(121,407)	(95,161)
NET CASH USED IN OPERATING ACTIVITIES	(2,033,164)	(633,016)	(496,173)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(16,104)	(131,420)	(103,010)
Purchases of intangible assets	(159,360)	(36,360)	(28,500)
Deposit for an acquisition	(468,115)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(643,579)	(167,780)	(131,510)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common share issued for cash	4,975	309,467	242,567
Net proceeds from public offering	5,216,904	5,883,953	4,611,973
Proceeds from long-term loans	427,216	-	-
Repayment to directors	(495,228)	-	-
Repayment of long-term loans	(161,487)	(169,889)	(133,163)
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,992,380	6,023,531	4,721,377

Foreign currency effect	(63,098)	(59,193)	(46,397)

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,252,539	5,163,542	4,047,297

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	191,807	1,145,829	898,126

CASH AND CASH EQUIVALENTS AT PERIOD END	2,444,346	6,309,371	4,945,423

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Bank Loan and Operating Lease Interest	14,904	27,937	21,898

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OHMYHOME LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Ohmyhome Limited (the “Company”) is a holding company incorporated on July 19, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ohmyhome (BVI) Limited (“Ohmyhome BVI”) established under the laws of the British Virgin Islands (“BVI”) on July 27, 2022. Ohmyhome BVI has no substantial operations other than holding all of the equity interest of Ohmyhome Pte. Ltd. (“Ohmyhome (S)”), a Singapore company incorporated on June 12, 2015.

The Company, through its wholly-owned subsidiary, Ohmyhome (S), and its subsidiaries, provides end-to-end property solutions and services for its customers such as brokerage services and emerging and other services, such as home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services.

On November 30, 2022, the Company completed a reorganization of Ohmyhome (S) under common control of its then existing shareholders, who collectively owned all the equity interests of Ohmyhome (S) prior to the reorganization. Prior to the re-organization, Ohmyhome (S) was directly owned and controlled by Anthill and the Other Existing Shareholders with 57.79% and 42.21% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Anthill and the Other Existing Shareholders, the Company, Ohmyhome (BVI) Limited, and Ohmyhome (S) whereby Ohmyhome (S) ultimately became a wholly-owned subsidiary of Ohmyhome (BVI) Limited, and Ohmyhome (BVI) Limited became a wholly owned subsidiary of the Company, and Anthill and the Other Existing Shareholders became the beneficial owners of the Company with percentage ownerships of 57.79% and 42.21%. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Anthill and the Other Existing Shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying financial statements include the results of operations of Ohmyhome (S) for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The unaudited interim condensed consolidated financial statements  are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements  of the Company.

On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 21, 2023 on the Nasdaq Capital Market under the ticker symbol “OMH.”

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, completed the acquisition of 100% of the issued share capital of Simply Sakal Pte. Ltd. that provides estate management services for residential, commercial and industrial real estate in Singapore. Subsequent to the completion of the acquisition, Simply Sakal Pte. Ltd. has changed its name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023.

The accompanying unaudited interim condensed consolidated financial statements  reflect the activities of the Company and each of the following entities:

Name	Background	Ownership %	Principal of activity
Ohmyhome (BVI) Limited	● A BVI company ● Incorporated on July 27, 2022	100% owned by the Company	Investment holding

Ohmyhome (S)	● A Singapore company ● Incorporated on June 12, 2015	100% owned by Ohmyhome BVI	Principally engaged in the provision of a one-stop-shop property platform for its customers

Ohmyhome Property Management Pte. Ltd. (formerly Simply Sakal Pte. Ltd.)	● A Singapore company ● Incorporated on January 4, 1995 ● Acquired by Ohmyhome (BVI) on October 6, 2023 ● Changed its entity name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023	100% owned by Ohmyhome (BVI)	Principally engaged in the provision of estate management services for residential, commercial and industrial real estate in Singapore.

Ohmyhome Renovation Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Principally engaged in design and build, project management for interior decoration projects for residential and commercial units.

Ohmyhome Insurance Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Dormant

Cora.Pro Pte. Ltd.	● A Singapore company ● Incorporated on May 31, 2020	100% owned by Ohmyhome (S)	Principally engaged in distributing technology platform product for property management firms and developers to facilitate communication, facility booking, fee and tax payments.

DreamR Project Pte. Ltd. (formerly Ganze Pte. Ltd.)	● A Singapore company ● Incorporated on December 7, 2021 ● Changed its entity name from Ganze Pte. Ltd. To DreamR Project Pte. Ltd. on June 5, 2023	100% owned by Ohmyhome (S)	Principally engaged in interior decoration projects of high-end residential and commercial units.

Ohmyhome Sdn. Bhd. (“Ohmyhome (M)”)	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (S)	Principally engaged in the provision of a one-stop-shop property platform for its customers in Malaysia

Ohmyhome Realtors Sdn. Bhd.	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (M)*	Principally engaged in the provision of brokerage service for its customers

Ohmyhome Property Inc	● A Philippines company ● Incorporated on September 10, 2020 ● Acquired by Ohmyhome (BVI) on January 1, 2025	100% owned by Ohmyhome (BVI)	Principally engaged in the provision of brokerage service for its customers

*	Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

Note 2 – Liquidity and going concern

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. For the six months ended June 30, 2025, the Company had negative cash flow from operating activities of S$633,018 (US$496,173). The Company’s working capital surplus was $4,444,589 (US$3,483,765) as of June 30, 2025. And the Company had S$6,309,371 (US$4,945,423) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of June 30, 2025.

In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	other available sources of financing from Singapore and Malaysia banks and other financial institutions;

●	financial support from the Company’s related parties and shareholders;

●	issuance of additional convertible notes; and

●	obtaining funds through a future public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) client’s business and areas of operations in Singapore and Malaysia, (ii) changes in the demand for the Company’s services, (iii) government policies, and (iv) economic conditions in Singapore, Malaysia and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

Note 3 – Summary of significant accounting policies

Basis of presentation

Management’s opinion is that the accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for the full year of 2025. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements thereto as of and for the years ended December 31, 2024.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of Directors, or to cast a majority of votes at the meeting of Directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the unaudited interim condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the unaudited interim condensed consolidated statements of income and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to, estimates for useful lives of intangible assets, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for expected credit loss and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed financial statements.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Foreign currency translation and transaction

The accompanying unaudited interim condensed financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary in the British Virgin Islands is United States Dollars (“USD” or “US$”), its other subsidiaries which are incorporated in Singapore and Malaysia are SGD and Malaysia ringgit (“RM”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of Singapore has been translated into SGD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The following table outlines the currency exchange rates that were used in creating the unaudited interim condensed financial statements in this report:

	June 30, 2024	December 31, 2024	June 30, 2025
Period-end spot rate	SGD1.00 = RM3.4746	SGD1.00 = RM3.2862	SGD1.00 = RM3.3058
Average rate	SGD1.00 = RM3.5035	SGD1.00 = RM3.4112	SGD1.00 = RM3.2944

Period-end spot rate	SGD1.00 = USD0.7379	SGD1.00 = USD0.7320	SGD1.00 = USD0.7838
Average rate	SGD1.00 = USD0.7431	SGD1.00 = USD0.7482	SGD1.00 = USD0.7540

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from SGD into USD as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of SGD 1.00 = USD 0.7838, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains most of its bank accounts in Singapore and Malaysia.

Accounts receivable and allowance for expected credit losses

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2024 and June 30, 2025, the Company made S$60,360 and S$115,137 (US$90,247) allowance for expected credit losses for accounts receivable, respectively.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2023 and June 30, 2024, no allowance was deemed necessary.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2022, the accumulated deferred IPO cost was S$676,321 (US$504,567). As of March 21, 2023 the Group successfully listed in the US Nasdaq. Hence, these deferred IPO costs had charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

The Company has subsequently completed a follow-on public offering of 3,555,555 ordinary shares on February 16, 2024. As of December 31, 2023 the accumulated deferred costs related to the follow-on public offering were S$114,794 (US$87,012).

As of June 30, 2025, the accumulated deferred costs related to public offering were S$0.

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fittings	3-5 years
Office equipment	3-5 years
Computers	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2024 and June 30, 2025, the Company as a whole is the reporting unit of goodwill.

Pursuant to ASC 350, the Company has an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of income and comprehensive income.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital.

Intangible Assets

Intangible assets consist of software and capitalized research and development and customer relationship acquired from a business combination. Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Capitalized Software and research and development

The Company capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to the Company’s development of a proprietary software, HomerAI as well as a few ongoing development technology software. Capitalized software costs are amortized over the estimated useful life of 5 years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment, and none were identified in the six months ended June 30, 2025.

Intangible assets that have determinable lives continue to be amortized over their estimated useful lives as follows:

Software and research and development	5 years
Customer relationships	5 years

Impairment for long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than it was originally estimated. When these events occur, the Company, its wholly-owned subsidiaries evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying value of the assets over the fair value of the assets.

For the years ended December 31, 2024 and the six months ended June 30, 2025, the Company, its wholly-owned subsidiaries, Ohmyhome BVI and Ohmyhome BVI’s subsidiaries did not accrue impairment charge against intangible assets, including the customer relationship and software and technology.

The customer relationship arose from acquisition of Ohmyhome Property Management Pte. Ltd. by the Ohmyhome BVI in 2023.

For the year ended December 31, 2024 and the six months ended June 30, 2025, the Company did not accrue impairment charge against software and technology.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Stock-based compensation

On December 19, 2023, the Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, the illiquidity of the option given its non-transferability, and the expected dividend yield of the Company’s common stock. The Company derives its volatility from the average historical stock volatilities of the Company over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common stock.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations.

Revenue recognition

Effective January 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;

(2)	identify its performance obligations under those contracts;

(3)	determine the transaction prices of those contracts;

(4)	allocate the transaction prices to its performance obligations in those contracts; and

(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company has utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Company derives its revenues from three sources: (1) revenue from brokerage services, (2) revenue from emerging and other related services, and (3) revenue from estate management services and other related services.

1)	Brokerage services

The Company earns brokerage services revenue from provision of brokerage and documentation services for buying, selling, and leasing and renting properties. The Company recognizes commission-based brokerage revenue upon closing of a brokerage transaction and concurrently issues invoice. The transaction price is generally calculated by taking the agreed upon commission rate and applying that to the home’s selling price. Brokerage revenue primarily contains a single performance obligation that is satisfied upon the closing of a transaction, at which point the entire transaction price is earned. We are not entitled to any commission until the performance obligation is satisfied and are not owed any commission for unsuccessful transactions, even if services have been provided. The Company is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Company accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue. Typical payment terms set forth in the invoice is within 30 days.

2)	Emerging and other related services

The Company generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

3)	Estate management services and other related services

Ohmyhome Property Management Pte. Ltd. earns estate management services revenue from Management Corporate Strata Titles (MCSTs) by being appointed as the Managing Agent for the respective estates to provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates. Management believes that the estate management services are integrated services, and it is impractical to assess standalone value to each service; accordingly, the estate management services should be considered as single performance obligation. In consideration of the services provided by the Company, the MCSTs pay a monthly fee to the Company. The contract is a fixed contract with a fixed fee over the contractual period. The monthly management fee of individual estate varies depending on the size of the estates and the scope of the services required. Estate management revenue primarily contains an ongoing performance obligation that is satisfied upon the end of each calendar month, at which point the monthly fee is earned. The revenue is recognized over time based on the fixed contract fee over the contractual period. The Company is considered to be the principal as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the estate management services pursuant to the estate management service contracts it signed with the MCSTs. Typical payment terms set forth in the invoice are within 30 days. The Company also generates revenues from other related services such as providing of additional manpower which are usually in ad-hoc basis, certification of documents, disbursements, marketing initiatives and others that to be completed in a short-term period. Service fees for other services are generally recognized at the point in time when services are provided. Typical payment terms set forth in the invoice are within 30 days.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the unaudited interim condensed consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of December 31, 2024 and June 30, 2025.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of December 31, 2024 and June 30, 2025, there were no contract liabilities.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits), commission fee, property listing fee, referral fee and subcontracting cost.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the six months ended June 30, 2024 and 2025, the advertising expense amounted to S$687,191 and S$280,504 (US$219,866), respectively.

Technology and development

Technology and development expenses primarily include personnel costs (including base pay, bonuses, and benefits), platform development, and maintaining and improving our website and mobile application development costs. We capitalize research and development personnel costs related to the development of our new proprietary software products and features including HomerAI, MATCH, Digital Experience and others, as well as acquired carrying value of the proprietary software from the acquisition of Simply Sakal. As of June 30, 2025, research and development and software and technology, net amounted to S$449,840 (US$350,689) and is included in intangible assets. Other costs are expensed off as incurred and record them in technology and development expenses.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the six months ended, 2024 and 2025, the Company’s selling and marketing expenses were S$988,872 and S$583,746 (US$456,994), respectively.

Employee compensation

Singapore

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Malaysia

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Government Grant

Government grants as compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were S$45,418 and S$84,393 (US$66,149) for the six months ended June 30, 2024 and 2025, respectively from the Singapore Government.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has two operating segments, which are (i) Brokerage, emerging and another related service; and (ii) Estate management services and other related services in Singapore. All assets of the Company are located in Singapore and all revenue is generated in Singapore.

Information reported internally for performance assessment as follows:

Six months ended June 30, 2025

	Brokerage, emerging and another related service	Estate management services and other related services	Total	Total
	S$	S$	S$	US$
Revenue – external	3,959,646	2,695,025	6,654,671	5,216,078
Revenue – related parties	-	-	-	-
Total revenue	3,959,646	2,695,025	6,654,671	5,216,078

Total cost of revenue	(2,691,434)	(1,872,167)	(4,563,601)	(3,577,050)
Gross profit	1,268,212	822,858	2,091,070	1,639,028

Operating expenses	(2,943,143)	(1,086,923)	(4,030,066)	(3,000,979)

Interest income	2,218	-	2,218	1,739
Interest expense	(27,935)	(1)	(27,936)	(21,897)
Government grants	(493,027)	(98)	(493,125)	(388,840)
Foreign exchange gain	19,944	64,449	84,393	66,149
Other income, net	3,089	3,514	6,603	5,176
Loss before income tax expenses	(2,170,642)	(196,201)	(2,366,843)	(1,699,624)
Segment loss	(2,170,642)	(196,201)	(2,366,843)	(1,699,624)

Total assets	11,353,460	941,866	12,295,326	9,637,345
Total liabilities	2,784,486	1,477,678	4,262,164	3,340,777
Net assets	8,568,974	(535,812)	8,033,162	6,296,568

Leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s unaudited interim condensed consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited interim condensed consolidated financial statements  and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2024 and 2025. The Company had no uncertain tax positions for the six months ended June 30, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2025, the total diluted ordinary share was 25,660,978 as compared to the diluted number of ordinary share issued at 23,590,308 as of December 31, 2024.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Company establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

As of June 30, 2025, no customer accounted for 10% of the account receivables. As of December 31, 2024, no customer accounted for more than 10% of the Group’s total revenue for the year or accounts receivables as of December 31, 2024.

Concentration of vendors

For the six months ended June 30, 2025, no vendor accounted for more than 10% of total purchases.

For the year ended December 31, 2024, no vendor accounted for more than 10% of total purchases.

Recently issued accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss and unaudited interim condensed consolidated statements of cash flows.

Note 4 – Revenues

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to January 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s Customers in an amount that reflects the consideration to which the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Operating revenues
- Brokerage services
Independent Third Parties	1,531,193	1,593,231
Related Parties	2,100	-	-

- Property Management
Independent Third Parties	1,983,553	2,695,025	2,112,420
Related Parties	-	-	-

- Emerging and other services
Independent Third Parties	948,223	2,366,415	1,854,848
Related Parties	5,020	-	-

Total operating revenues	4,470,089	6,654,671	5,216,078

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Accounts receivable	574,536	1,125,235	881,984
Less: Allowance for expected credit losses	(60,360)	(115,137)	(90,247)
Total accounts receivable, net	514,176	1,010,098	791,737

Movements of allowance for expected credit losses accounts are as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Allowance for expected credit losses, beginning balance	9,802	60,360	47,312
Addition	50,948	54,777	42,935
Write-off / recovery	(390)	-	-
Allowance for expected credit losses, ending balance	60,360	115,137	90,247

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Within 30 days	427,346	862,743	676,237
Between 31 and 60 days	45,916	92,073	72,169
Between 61 and 90 days	10,563	33,073	25,923
More than 90 days	30,351	22,209	17,408
Total accounts receivable, net	514,176	1,010,098	791,737

Note 6 – Other Receivables

Other receivables consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Other Receivables [i]	3,920,925	7,529	7,529
Less: Long term portion	-	-	-
Deposit for an acquisition – current portion	3,920,925	7,529	7,529

[i]

As at June 30, 2024 the Company had a outstanding amounts of S$996,504  which is the outstanding balance of a loan facility that the Company, offered to Ohmyhome Property, Inc. to support working capital for building real estate agency Ohmyhome Property, Inc., with interest charged at 5% per annum and repayment term of 1 year or 14 days from the date of demand, and S$2,686,340 (US$1,986,288) which is the debt purchased from the debt seller on July 3, 2023 and its interest that is owed by Ohmyhome Property, Inc. The total amount includes the interests from the loan facility and debt purchased. The Company intends to acquire Ohmyhome Property Inc. and the amount due from Ohmyhome Property Inc. will be taken into consideration in the potential acquisition.

On January 1, 2025, the Company has completed the acquisition of Ohmyhome Property, Inc. and the amount loaned to Ohmyhome Property, Inc. has been converted to inter-company balances as a result of it becoming a 100% wholly-owned subsidiary of the Company.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
At cost:
Office furniture and fittings	38,753	49,596	38,875
Office equipment	380,096	444,116	348,108
Leasehold improvements	11,102	67,659	53,032
Total	429,951	561,371	440,015
Accumulated depreciation	(366,248)	(447,699)	(350,916)
Loss of disposal of property and equipment	-	-	-
Property and equipment, net	63,703	113,672	89,099

Depreciation expenses for the years ended December 31, 2024 and for the six months ended June 30, 2025 amounted to S$41,152 and S$ 81,450 (US$63,842) respectively.

No impairment loss had been recognized for the years ended December 31, 2024 and for the six months ended June 30, 2025, respectively.

Note 8 - Intangible Assets

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
At Cost:
Customer relationships	1,944,044	1,944,044	1,523,784
Software	473,356	509,716	399,527
Research and development	1,024,638	1,024,637	803,133
Less: Accumulated impairment	113,707	113,707	89,126
Less: Accumulated amortization	906,821	1,178,345	923,613
End of Period	2,421,510	2,186,345	1,713,705

Estimated amortization expense for each of the next five years:

$
For the six months ended December 31, 2025	(415,234)
For the years ended December 31, 2026	(682,907)
2027	(597,322)
2028	(490,882)
(2,186,345)

Note 9 – Goodwill

Changes in the carrying amount of goodwill were as follows:

As at	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
Beginning of year	2,213,460	2,213,460	1,734,958
Acquisition (Note 10)	-	-	-
End of period	2,213,460	2,213,460	1,734,958

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At June 30, 2025, the Company’s reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market conditions, overall financial performance related to the operation, consider plans and strategies of the reporting unit. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment being recorded.

Note 10 – Business combination

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, acquired 100% of the total number of issued shares in the capital of Simply Sakal Pte. Ltd. (“Simply”), a tech-enabled property management company in Singapore, for the total consideration of S$4,712,000, consisting of S$1,712,000 in cash and S$3,000,000 in the form of consideration shares, which shall be satisfied by way of the Cash Consideration and the allotment and issuance of the Consideration Shares in four (4) tranches in accordance with the Sale and Purchase Agreement (“SPA”).

On October 6, 2023, the Company paid the first tranche of the S$513,600 in Cash Consideration and issued 171,384 Ordinary Shares “to the Simply Sellers in the proportion set out in the SPA, in satisfaction of the Cash Consideration and the Consideration Shares payable and/or to be allotted and issued on the Completion Date, respectively. Upon completion of the Simply Sakal Acquisition, Simply became an indirect wholly-owned subsidiary of the Company.

With the acquisition of Simply, Ohmyhome has expanded its services to include property management services, to provide residents of private condominiums and executive condominiums in Singapore with quality estate management services and a technology platform for users to access the services and provide feedback with ease.

Acquisition-related costs of S$90,375 (US$68,502) are included in general and administrative expenses in the Company’s income statement for the year ended December 31, 2023. The fair value of the common shares issued as part of the consideration paid for Simply was determined on the basis of the value of the consideration at each issuance as specified in the SPA.

Goodwill of S$ 2,213,460 (US$1,677,753) arising from the acquisition consisted largely of synergies resulting from the combining of the operations of the companies. The fair value of S$1,944,044 (US$1,473,542) of intangible assets was related to potential customer relationships derived from existing customers. The following table summarizes the consideration paid for Simply and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

October 6, 2023
SGD
Consideration
Cash	513,600
Equity instruments	750,000
Consideration payables	3,239,193
Fair value of total consideration transferred	4,502,793

SGD
ASSETS
Cash and bank balances	204,289
Accounts receivable	190,283
Prepayments	12,926
Deposits	16,160
Property and equipment, net	27,845
Intangible assets	271,693
Operating lease right-of-use assets, net	14,817
Other assets	43,235
Total assets	781,248

LIABILITIES
Accounts payable	86,798
Accrued liabilities and other payables	242,604
Bank loans, current portion	43,413
Operating lease obligation, current	15,241
Bank loans, non-current portion	47,903
Total liabilities	435,959

Total identifiable net assets	345,289

Intangible asset (customer relationship)	1,944,044
Goodwill	2,213,460
Fair value of total consideration transferred	4,502,793

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Receivables acquired that were not subject to these requirements include customer receivables with a fair value and gross contractual amounts receivable of S$190,283 on the date of acquisition.

The following table presents supplemental unaudited pro forma information as if the acquisition had occurred at the beginning of 2023. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates.

	December 31, 2023	December 31, 2023
	SGD	USD
Revenue	7,315,963	5,545,337
Net loss	(6,368,852)	(4,827,448)
Basic earnings per share	(0.36)	(0.27)
Diluted earnings per share	(0.34)	(0.26)

On January 23, 2025, the proposed acquisition of Ohmyhome Property Inc. was completed and Ohmyhome Property Inc. has become a fully owned subsidiary of Ohmyhome (BVI) Limited. Under the terms of the sales and purchase agreement, the sellers sold and transferred to Ohmyhome (BVI) Limited a total of 19,999 ordinary shares, representing 99.99% of the issued and outstanding share capital of Ohmyhome Property Inc., for a total purchase consideration of ₱1,999,000 (Philippine pesos). Management assessed the acquisition as immaterial to the Group’s consolidated financial position and results, and therefore detailed financial information of Ohmyhome Property Inc. has not been presented separately.

Note 11 – Stock-based compensation

The Company has one share-based compensation plan as describe below. Total compensation cost that has been charged against income for the plan was S$537,756 (US$407,607) during the year ended December 31, 2023. No share-based compensation has been issued for the six months ended June 30, 2025.

Stock Option Plan

In December 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 2,000,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted and outstanding, 1,025,527 options have been granted and outstanding, of which 688,652 options were granted to certain of our management members and directors.

The following summarize the terms of the 2023 Incentive Plan.

Types of Awards. The 2023 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2023 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2023 Incentive Plan after ten years from the date the 2023 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. Except for 75,986 has vesting period of 1 year, all option has vested immediately from the date of grant.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. An illiquidity discount was estimated which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

2023

Risk-free interest rate	3.93%
Illiquidity Discount	30%
Expected stock price volatility	62.3%
Dividend yield	-%

A summary of the activity in the 2023 Equity Incentive Plan follows:

	Options Shares	Weighted Average Exercise Price	Weighted Average Remining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	-	-	-	-
Granted	1,025,527	1.67	9.3	429,388
Exercised	-	-	-	-
Forfeited or expired	-	-	-
Outstanding at end of year	1,025,527	1.67	9.3	429,388
Fully vested and expected to vest	945,541	1.60	9.4
Exercisable at end of year of 2023	945,541	9.4	9.4	407,607

Information related to the stock option plan during each year follows:

	2022	2023	2023
	SGD	SGD	USD
Intrinsic value of options exercised		-	-
Cash received from option exercises		-	-
Tax benefit from option exercises		-	-
Weighted average fair value of options granted		566,492	429,388

As of December 31, 2023, there was S$28,736 (US$21,781) of total unrecognized compensation cost related to non-vested stock options granted under the 2023 Equity Incentive Plan. The cost is expected to be recognized under a weighted average period of 7.4 year.

Note 12 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2023 SGD	December 31, 2024 SGD	June 30, 2025 SGD	June 30, 2025 USD
DBS Bank Ltd.	June 2020 /June 2025	3.00%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Anthill, major shareholder of the Company	315,878	106,875	-	-
Maybank Singapore Limited	November 2020/November 2025	2.75%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	159,859	77,505	35,471	27,803
United Overseas Bank Limited	November 2020/November 2025	2.25%	Guaranteed by Mr. Kenneth Chong, Chief Executive Officer and Director of Ohmyhome Property Management Pte Ltd	82,018	43,439	26,683	20,915
ORIX Leasing Singapore Limited	April 2024/April 2029	7.50%	Guaranteed by Ms. Rhonda Wong, Chief Executive Officer and Director of the Company and Ms. Race Wong, Chief Operating Officer and Director of the Company	-	425,620	421,396	330,299
Total				557,755	653,439	483,550	379,017
Bank loans, current portion				331,528	238,521	73,242	57,409
Bank loans, non-current portion				226,227	414,918	410,308	321,608

Interest expense for the years ended December 31, 2024 and for the six months ended June 30, 2025 amounted to S$33,068 and S$27,937 (US$21,898) respectively.

The maturities schedule is as follows:

Twelve months ending June 30,

	SGD	USD

2026	69,406	51,215
2027	11,088	8182
2028	11,088	8182
2029	391,968	311,438
Total	483,550	379,017

Note 13 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2024	June 30, 2024	June 30, 2024
	SGD	SGD	USD
Accrued payroll and welfare*	55,691	187,971	147,336
Accrued expenses**	1,159,049	1,474,954	1,156,102
Other payable***	76,002	529,851	415,307
Total accrued liabilities and other payables	1,290,742	2,192,776	1,718,745

*	Includes salary and fees due to directors amounting to S$55,348 as of December 31, 2024 which shall be repaid in 2025, whereas the salaries were due and payout was postponed as agreed with the directors.

**	Accrued expenses mainly consist of accrual of professional service fees and other costs incurred yet to bill.

***	Other payable mainly consists of payable for other services and utilities expenses. As of June 30, 2025, there is a short-term advances from directors with a balance of S$417,971.

Note 14 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Ms. Rhonda Wong	Shareholder, Director, Chief Executive Officer
Ms. Race Wong	Shareholder, Director, Chief Operating Officer
Mr. Loh Kim Kang David (“Mr. Loh”)	Shareholder, the Chairman of the board of Directors

Related party balances

Transaction nature	Name	As of December 31, 2024		As of June 30, 2025		As of June 30, 2025
		SGD		SGD		USD

Amount due from	Anthill Corp	4,795	[i]	4,795	[i]	3,758

Amount due to	Ms. Wong Wan Chew	27,674	ii	27,674	iv	21,691

Amount due to	Ms Wong Wan Pei	27,674	iii	27,674	iv	21,691

[i]	On June 22, 2023, the Company extended payment for Notarization services for Anthill Corp in view of operational urgency. This amount will be recovered by December 31, 2024 from Anthill Corp.

ii	On December 28, 2023, Ms. Wong Wan Chew made short-term advances to the Company S$240,000 for general working capital and general corporate purposes.

iii	On March 10 and September 12, 2023, Ms. Wong Wan Pei paid on behalf of the Company using her credit card facility for PropertyGuru advertisement packages for the amounts of S$169,817 and S$110,000, respectively, while the Company repaid the monthly instalments. During the year, the accumulated credit card settlements amounted to S$291,392 and resulted an overpayment of S$11,575. On November 30, 2023, Ms. Wong Wan Pei made short-term advances to the Company S$200,000 for general working capital and general corporate purposes.

iv	As of June 30, 2024, an amount of S$85,848 each in salaries of Ms. Wong Wan Chew and Ms. Wong Wan Pei were postponed and used for the Company’s working capital purposes without interest as agreed with the two directors. The Company also has an outstanding balance of S$10,000 and S$18,333 to Ms. Wong Wan Chew and Ms. Wong Wan Pei respectively for installment payments for PropertyGuru advertisement packages.

Related party transactions

Transaction nature	Name	June 30, 2024		June 30, 2025		June 30, 2025
		SGD		SGD		USD
Brokerage services provided to	Ms. Rhonda Wong	2,100	(1)	-	(1)	-
Brokerage services provided to	Mr. David Loh	-	(2)	-		-
Emerging and other services to	Mr. David Loh	-	(3)	-		-
Emerging and other services to	Ms. Rhonda Wong	250		-	(4)	-
Emerging and other services to	Ms. Race Wong	4,770		-	(5)	-

(1)	Ms. Rhonda Wong engaged the Company to handle curtain cleaning services in the six months ended June 30, 2023, and Ms. Rhonda Wong paid the service fee of S$288. In the six months ended June 30, 2024, Ms. Rhonda Wong paid the rental commission to the Company, being S$2,100 (US$1,550) for engaging the Company to look for a tenant.

(2)	Mr. David Loh engaged the Company to look for a tenant for a property and was completed during the six months ended June 30, 2023. Mr. David Loh paid a service fee of S$11,000 to the Company.

(3)	On February 25, 2022, the Company entered into a services agreement with subsequent various orders with Mr. Loh. During the year ended December 31, 2023, revenue recognized for the services agreement with Mr. David Loh for S$511,040.

(4)	Ms. Rhonda Wong engaged the Company to provide curtain cleaning services and paid S$250 (US$184) for the service.

(5)	Ms. Race Wong engaged the Company to provide house cleaning services and paid S$4,770 (US$3,520) for the service.

Note 15 – Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Ohmyhome BVI do not accrue income taxes.

Singapore

Ohmyhome (S), Ohmyhome Renovation Pte Ltd, Ohmyhome Insurance Pte Ltd, Cora Pro Pte Ltd and DreamR Projects Pte. Ltd., Ohmyhome Property Management Pte. Ltd. are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of December 31, 2021, 2022 and 2023, the Company did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

Malaysia

Ohmyhome Sdn Bhd and Ohmyhome Realtors Sdn Bhd are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the company has a paid-up capital of MYR 2.5 million or less, and gross income from business of not more than MYR 50 million, the tax rate will be 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000.

The operations in Malaysia incurred cumulative net operating losses which can be carried forward for a maximum period of seven consecutive years to offset future taxable income.

The components of loss before income taxes were comprised of the following:

	December 31, 2023	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(5,434,925)	(4,321,476)	(2,335,451)	(1,675,018)
Malaysia	(81,299)	(40,798)	(31,392)	(24,606)
Loss before income taxes provision	(5,516,224)	(4,362,274)	(2,366,843)	(1,699,624)

The provision for income taxes consisted of the following:

	December 31, 2023	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	SGD	USD
Deferred tax assets:
Singapore	924,114	734,651	397,027	284,753
Malaysia	13,644	6,936	5,337	4,183

Less: valuation allowance
Singapore	(924,114)	(734,651)	(397,027)	(284,753)
Malaysia	(13,644)	(6,936)	(5,337)	(4,183)
Deferred tax assets	-	-	-	-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021, 2022 and 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Note 16 – Equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 16,250,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. A further 2,800,000 shares were issued by March 23, 2023, and 171,384 shares were issued on October 6, 2023, resulting in 19,221,384 shares of ordinary shares outstanding as at December 31, 2023. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On Feb 16, 2024, 3,555,555 shares were issued as a result of a follow-on offering. During the year ended December 31, 2024, an additional 813,369 shares were issued pursuant to the acquisition of Simply, S-8, and compensation settlements, 23,590,308 resulting in 19,221,384 shares of ordinary shares outstanding as at December 31, 2024.

On January 24, 2025, at the Annual Meeting of Shareholders, the following resolutions were approved:

1.	An increase in the Company's authorized share capital from US$500,000.00 to US$75,000,000.00, divided into 75,000,000,000 ordinary shares of par value US$0.001 each.

2.	A share consolidation (the “Reverse Stock Split”) of the Company’s issued and unissued ordinary shares at a ratio of 1-for-10.

The Reverse Stock Split became effective for trading on the Nasdaq Capital Market at the open of business on March 10, 2025. The principal effects of the Reverse Stock Split were as follows:

●	Every ten issued and unissued ordinary shares were consolidated into one ordinary share, reducing the number of outstanding shares from approximately 23.6 million to approximately 2.4 million.

●	The par value of the ordinary shares was changed from US$0.001 to US$0.01 per share.

●	The number of authorized shares was proportionately reduced, and the Company’s ordinary shares began trading under a new CUSIP number, G6S38M115.

No fractional shares were issued in connection with the Reverse Stock Split; any entitlements to fractional shares were rounded down to the nearest whole share. All outstanding warrants and options were adjusted on a proportionate basis in accordance with their terms.

On March 24, 2025, the Company received a notification from the Nasdaq Stock Market confirming that it had regained compliance with the minimum bid price requirement for continued listing.

During the six months ended June 30, 2025, the Company completed two registered direct offerings pursuant to its effective shelf registration statement on Form F-3 (File No. 333-285637), which was declared effective by the U.S. Securities and Exchange Commission on March 26, 2025.

●	May 2025 Offering: On May 19, 2025, the Company entered into a Share Purchase Agreement to sell 4,040,000 ordinary shares. The offering closed on or about May 21, 2025.

●	June 2025 Offering: On June 9, 2025, the Company entered into a Share Purchase Agreement to sell 16,666,667 ordinary shares. The offering closed on or about June 11, 2025.

On June 23, 2025, Ohmyhome Limited (the “Company”) held its 2025 Extraordinary General Meeting of the Shareholders (the “Meeting”). As approved by the shareholders at the Meeting, the Company filed the Second Amended and Restated Memorandum and Articles of Association of the Company with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on July 28, 2025, whereupon the Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “OMH” and under the CUSIP Number of G6S38M123.

Note 17 – Commitment and Contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two property lease agreements with lease terms ranging for one year and two years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

For the years ended December 31, 2023 and 2024, there were no rent expenses for the short term lease.

For the six months ended June 30, 2025, there were 21,115 rental expenses for short term lease incurred.

Note 18 – Subsequent events

The Company has assessed all events from June 30, 2025, up through the date that these unaudited interim condensed consolidated financial statements are available to be issued.

As previously disclosed, on June 23, 2025, Ohmyhome Limited (the “Company”) held its 2025 Extraordinary General Meeting of the Shareholders (the “Meeting”). As approved by the shareholders at the Meeting, the Company filed the Second Amended and Restated Memorandum and Articles of Association of the Company with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on July 28, 2025, whereupon the Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “OMH” and under the CUSIP Number of G6S38M123.